

July 23, 2012

Via E-mail
Jenny Wu
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

Re: **Ctrip.com International, Ltd.**
        Form 20-F for the Fiscal Year Ended December 31, 2011
        Filed on March 30, 2012
        File No. 001-33853

Dear Ms. Wu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3. Key Information

D. Risk Factors, page 5

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit

reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions

Arrangements with Consolidated Affiliated Chinese Entities, page 54

2.   Tell us why your disclosures on page 54 do not include a discussion regarding the ownership interest in Chengdu Ctrip or please confirm that you will include such information in future filings.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Details of Certain Key Agreements with VIEs, page F-9

3.   We note that one VIE, Shangai Ctrip Commerce, holds the majority equity interest in several other VIEs (i.e. Shanghai Huacheng, Beijing Ctrip, Chengdu Ctrip and Chengdu Ctrip International. Please explain further the following as it relates to these entities:

- The purpose of an equity ownership structure whereby a VIE holds the majority equity interest in another VIE;
- The parties to the contractual arrangements for each of these VIEs;
- How this structure complies with PRC regulations and the specific laws considered;
- How this structure is considered in your consolidation analysis; and
- Provide us with a copy of your organization chart.

4.   We note from your response to comment 8 in your letter dated September 6, 2011 that you would expand your disclosures regarding the terms of your key agreements with your VIEs to include a discussion of the contractual terms and renewal and termination rights; however, it does not appear that you have provided complete disclosure of these terms. Please provide us with the following and tell us how you considered disclosing such information:

- The specific expiration dates and the renewal provisions for each of your key contracts, including which parties have the renewal rights. As part of your response, please also tell us how you considered any pending maturities in determining that consolidation of the VIEs is still appropriate;

- The termination rights of each party to the contracts; and
- The amount of service fees your VIEs paid you as a percentage of the VIEs' total net income for each of the years presented. In this regard, although we note you disclose that fees are based on the number of air tickets sold and packaged tour products sold, your disclosure does not make it clear how you absorb a majority of the risk of loss or how the terms of the agreement entitle you to receive a majority of the residual returns. As part of your response, please also clarify whether the company has the right to adjust the service fees at its sole discretion.

5.   Please confirm that all of the agreements with each of your VIEs have been filed as Exhibits pursuant to Item 4 of the Instructions to Exhibits for Form 20-F. Also, provide us with a schedule of the agreements for each VIE and include a reference to the specific filing in which you filed such agreement. Please ensure that all previously filed exhibits are incorporated by reference into your current Exhibit table or revise accordingly.

Summary Financial Information of the Group's VIEs in the Consolidated Financial Statements, page F-10

6.   We note your disclosure regarding the liabilities of the consolidated VIEs. Tell us how you considered including other quantitative information regarding your involvement with each of your VIEs, including the size of the VIE in terms of revenues, costs, income and assets. We refer you to ASC 810-10-50-2AA.

Note 7. Investments, page F-26

7.   We note that your share of profit of affiliated company investments appears to represent 15% of consolidated net income for the year ended December 31, 2011. Tell us what consideration you gave to presenting summarized financial information for each period presented as required by Item 18(b) of Form 20-F and Rule 4-08(g) of Regulation S-X. We refer you also to ASC 323-10-50-3c.   In addition, please ensure that your summarized financial information complies with the requirements of Rule 1-02(bb) of Regulation S-X. In this regard, we note that your current disclosure on page F-26 does not provide the amount of noncontrolling interests, if applicable, or gross profits.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Jane Sun – Ctrip.com International
        Julie Gao - Skadden, Arps, Slate, Meagher & Flom